CONFIDENTIAL

Exhibit 3

LEASE

Lessor	Stichting Incubator Utrecht Yalelaan 40 3584 CM UTRECHT

Lessee	Merus NV Yalelaan 62 3584 CM Utrecht

Property	Yalelaan 56- 58 in Utrecht, ANG 7th and 8th floor

Lease period	3 years and 6 months

Commencement date of the lease	1 May 2018

Notice period	12 months

End date	31 October 2021

Bank guarantee	amounting to 3 months’ rent (€ 155,500)

Renewal option	automatic renewal

Annual rent (basic price)	€ 622,000 (see furthermore Article 4 .1)

Taxed rent	yes, as of the commencement date of the lease

Indexation	annually, for the first time as of 1 July 2019

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LEASE FOR OFFICE SPACE AND LABORATORY SPACE

WHEREAS:

The ANG and the LSI at Yalelaan 40-60 and Yalelaan 62, respectively, in Utrecht are primarily intended to house life science companies (objective);

In view of the aforementioned objective, various companies can be housed per floor;

These companies must share the common facilities such as, among other things, the toilets and pantry present on their floor;

In certain cases, specific and individual agreements are made with starting life science companies, among other things relating to the rent, any discount, lease period and notice period.

THE UNDERSIGNED

Stichting Incubator Utrecht, with its registered office and principal place of business in 3584 CM Utrecht, at Yalelaan 40, duly represented in this matter by its director Oscar Schoots hereinafter referred to as: ‘the Lessor’.

AND

Merus NV, with its registered office and principal place of business at Yalelaan 62, 3584 CM Utrecht, duly represented in this matter by its director T. Logtenberg,

hereinafter referred to as: the ‘Lessee’

listed in the trade register of Utrecht under number Ch. of Comm. NO. 30189136, turnover tax number NL812247413B01.

HAVE AGREED

Leased space, designated use

1.1.

The Lessor leases to the Lessee and the Lessee leases from the Lessor in the multi-tenant business building known as Alexander Numangebouw (situated at Yalelaan 40-60, 3584 CM, Utrecht), all offices and laboratories on the 7th and 8th floor, hereinafter referred to as ‘the Leased Space’, situated at Yalelaan in Utrecht, including the joint use of the common spaces which includes the service building and the bicycle park (basement) of the Alexander Numangebouw at Yalelaan 40-60 in Utrecht and further indicated on the drawing which has been attached to this lease and signed by the parties, and which forms part of this lease.

1.2.	The Leased Space is intended for use by or on behalf of the Lessee solely as office space, laboratory space, meeting space and canteen.

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1.3.	The Lessee will not be permitted to allocate a different use to the Leased Space than that detailed in Article 1.2 of this lease, unless the Lessor has given prior written permission to do so.

1.4.	The floors of the Leased Space may not be burdened in excess of 500 kg/m2.

1.5.

The Lessee will receive cards for the access from the property at Yalelaan 62, Utrecht (LSI) across the ground floor of the property at Yalelaan 56-58, Utrecht (ANG) to the lift in order to reach the 7th and 8th floor of ANG. The Lessee will instruct its employees not to cause a nuisance on the ground floor and to follow any instructions of the Lessor in this matter.

1.6.

The Lessor will transfer the Leased Space in a clean condition and ensure that all walls of the offices have been repainted and that all floors of the offices have new floor coverings. The walls and floors of the laboratories will be reworked where necessary.

Conditions

2.1.

The ‘GENERAL CONDITIONS FOR THE LEASE OF OFFICE SPACE and LABORATORY SPACE’, hereinafter referred to as ‘the General Conditions’, form part of this lease. The parties are familiar with content of these General Conditions. The Lessee and the Lessor have received a copy of the General Conditions.

2.2.

The General Conditions referred to in Article 2.1 of this lease will apply except insofar as expressly amended in this lease, in which case this lease and any appendices prevail, or insofar as application of the General Conditions is not possible in relation to the Leased Space.

Term, renewal and termination

3.1.

This lease enters into effect on 1 May 2018 and runs up to 31 October 2021 (3 years and six months). Notice of termination must be given 12 months before expiry of the lease period. In case notice of termination if given, the Lessee agrees that the Leased Property will be vacated, clean and free from use and usage rights as of the relevant date. If due to unforeseen circumstances or force majeure the Lessor is unable to transfer the space ready for use on 1 May 2018, the parties will determine a different commencement date in consultation (which is expected to be a few weeks following that date). The end date remains 31 October 2021 in that case.

3.2.	After expiry of the possibility for termination as referred to in 3.1 and if no notice of termination has been given, the lease is tacitly extended for a new period of 2 (two) years each time.

3.3.	Early termination of this lease can only take place by mutual agreement.

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3.4.

In case a third party acquires the majority of the Lessee’s shares at arm’s length conditions, for 3 (three) months after the aforementioned share transfer the Lessee will have the once-only right to terminate this lease early with due observance of a notice period of 12 months.

3.5.	Notice must be given by means of bailiff’s writ or registered letter.

Rent, turnover tax (VAT), rent adjustment, payment obligation, payment period

4.1.

The basic rent of the Leased Space amounts to € 622,000 annually, exclusive of VAT and service charges. In addition to the aforementioned basic rent, the Lessee receives extra discounts on the basic rent, accumulating per year as included in the schedule below. Insofar as the lease in the first quarter is not a full quarter, the amount to be paid for the first quarter will be adjusted proportionally.

PAYMENT SCHEDULE lease 3 years and six months		2018		2019		2020		2021
(all amounts in euro, price level 2018)		(May to December)						(up to October)
Merus ANG 7th and 8th floor
Basic annual rent on commencement		622,000.00		622,000.00		622,000.00		622,000.00

Basic quarterly rent on commencement		155,500.00		155,500.00		155,500.00		155,500.00
Discount on rent	25%	-38,875.00	15%	-23,325.00	10%	-15,550.00	0%	0.00
Quarterly rent including discount		116,625.00		132,175.00		139,950.00		155,500.00
VAT rent	21%	24,491.25		27,756.75		29,389.50		32,655.00
Subtotal 1		141,116.25		159,931.75		169,339.50		188,155.00

Advance in service charges per quarter (25% of the basic rent)	25%	38,875.00		38,875.00		38,875.00		38,875.00
VAT service charges	21%	8,163.75		8,163.75		8,163.75		8,163.75
Subtotal 2		47,038.75		47,038.75		47,038.75		47,038.75

Total amount to be paid before commencement of quarter (subtotal 1 + subtotal 2)		188,155.00		206,970.50		216,378.25		235,193.75

4.2.

The parties agree that the Lessor will charge turnover tax on the rent. If a lease not subject to VAT has been agreed, the Lessee will owe, in addition to the rent, a separate fee to the Lessor to compensate for the loss the Lessor or its legal successor(s) suffer(s), or will suffer, because the VAT on the investments and operating costs of the Lessor is not, or no longer, tax deductible. The provisions of Articles 19.1 to 19.9 will not apply in such cases.

4.3.

In the event the parties have agreed lease subject to turnover tax, the Lessor and the Lessee exercise the option pursuant to Communication 45, Decree dated 24 March 1999, no. VB 99/571, not to submit a joint request opting for lease subject to turnover tax. By signing this lease, the Lessee declares, also for the legal successor(s) of the Lessor, that it will permanently use the Leased Space or cause the Leased Space to be used permanently for purposes in respect of which a full or nearly full right to deduct VAT on the basis of Section 15 of the Turnover Tax Act 1968 exists.

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4.4.	The rent is adjusted on 1 July of each year in accordance with Articles 9.1 to 9.4 of the General Conditions, commencing with an initial determination on 1 July 2019.

4.5.

The fee owed by the Lessee for additional supplies and services to be provided by or on behalf of the Lessor is determined in accordance with Article 16 of the General Conditions. A system of advance payments with subsequent calculation is applied to this fee, as indicated in that article.

4.6.	Lessee’s payment obligation comprises the following:

•	the rent;

•	the turnover tax due on the rent if the parties have agreed a lease subject to turnover tax;

•	the advance payment for the ancillary supplies and services arranged by or on behalf of the Lessor, together with turnover tax due thereon;

4.7.	Per payment period of 3 calendar months, to be paid in advance per quarter.

4.8.

The regular payments to be made by the Lessee to the Lessor pursuant to the present lease as set out in 4.7 will be due in advance as a lump sum in euros and must be paid in full before or on the first day of the period to which the payments relates. The Lessor sends the Lessee an invoice for this per period.

4.9.	Unless provided otherwise, all amounts in this lease and the General Conditions forming part hereof will be exclusive of turnover tax.

4.10.	The Lessee hereby declares that its financial year runs from 1 January to 31 December.

4.11.

The Lessee hereby declares that, on the Lessor’s written request, it will confirm, one month before the end of its financial year, that it uses the immovable property for at least 90% for taxed turnover.

Supplies and services

5.

For the additional supplies and services to be provided by or on behalf of the Lessor the parties have agreed in accordance with Article 16 of the General Conditions that the advance payment for service charges amounts to 25% of the basic rent (without discount), being € 38,875 plus VAT per quarter at the start of the lease, to be paid in advance at the same time as the payment of the rent.

The service charges consist of, among other things:

•	supply of heat

•	supply of electricity in the Leased Space and the common spaces supply of water (company, drinking and demineralised water)

•	supply of additional cooling

•	maintenance and periodical inspection of heating and/or air-conditioning systems

•	ditto for the lift installation(s)

•	ditto for the hydrophone installation ditto for the window cleaning installation

•	ditto for the fire detection, building security, fault transmitter and emergency power installation

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•	cleaning costs for the common spaces, lifts, façades, exterior windows as well as awning, windows in the common spaces, terraces, underground car park and/or grounds

•	costs for surveillance/security

•	insurance premium for exterior windows - sewerage charges

•	property tax for users

•	administration costs of 5% on the checked supplies and services

Bank guarantee

6.

In accordance with 12.1 of the General Conditions, the Lessee will provide a bank guarantee for 3 (three) months’ rent. The amount of the bank guarantee referred to in 12.1 of the General Conditions is hereby determined between the parties at € 155,500. The bank guarantee will be provided to the Lessor prior to the definitive commencement date of the lease.

Manager

7.	Until the Lessor announces otherwise, the manager of the property will be: The Lessor.

Special Conditions

Disclaimer

8.1.	The Lessee indemnifies the Lessor against all liability in connection with Working Conditions requirements in relation to the intended use or intended layout.

Other provisions

8.2.	For the data and telecom facilities, the Lessee can use the Lessor’s infrastructure that is present and must reach agreements for this with the Lessor and Utrecht University.

Level of outfitting

8.3.

The Leased Space is delivered once-only with partitions, ceilings, lighting, floor covering and fixed furniture, as indicated on the agreement drawings that have been attached. Offices provide climate control per modular width of 3.60m for no more than 3 fully-occupied working spaces. If the Lessee purchases and will install biohazard cabinets or microbiological safety cabinets, these must comply with the NEN-EN 12469 standard or its replacement.

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Without prior consultation and without the Lessor’s written permission, the Lessee cannot install modifications to the finishing and fixed layout of the spaces. On termination of the lease, the Lessee must transfer the Leased Space in accordance with the agreement drawings.

Parking

8.4.

The Lessee has the option of leasing six (6) exclusive parking spaces on the adjacent site for € 700 per parking space per year. The Lessee furthermore has the option of purchasing parking passes from Utrecht University at the applicable rate for access to parking spaces in the Veterinary quadrant. The total of the parking passes cannot exceed the municipal parking standard (0.7 per 100 m2 gfa). Parking prices plus turnover tax and price level from 2016 to be adjusted in accordance with Article 9.1 up to and including 9.4 of the General Conditions.

Exploitation

8.5.

The Lessee is obliged to execute the exploitation of the Leased Space in accordance with the designated use referred to in 1.2 above carefully, with sufficient professional staff and management, taking account of the Lessor’s interests. The Lessee ensures that the exploitation of the Leased Space will always be in accordance with all applicable statutory and other regulations, including the regulations of the municipality and the landowner (leasehold landlord).

Visitors

8.6.

The Lessee ensures that the Lessee’s visitors will not be in the building without the Lessee’s supervision. The Lessee also ensures that visitors will only be in the part of the building to which this lease relates, being the Leased Space as described in Article 1.1.

Liability

8.7.

In addition to Article 11 of the General Conditions, if in the performance of its business and/or profession the Lessee uses or has a substance and/or material which is known to have properties that constitute a serious danger to persons or goods, the Lessor is liable for the consequences thereof.

A special danger of a serious nature is in any case a material that is explosive, oxidising, flammable, highly flammable or extremely flammable, or poisonous or very poisonous in accordance with the criteria and methods determined pursuant to the Chemical Substances Act.

The Lessee is liable for all direct and indirect damage suffered by the Lessor and the other lessees in the building as a result of the manifestation of the danger.

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In addition to Article 11 of the General Conditions, in case there are defects to the Property and the Leased Space on transfer, and after transfer due to negligence or attributable breach by the Lessor, the Lessor is liable for the demonstrably damage that has been suffered, up to a maximum of the annual basic rent.

8.8.

The Lessee indemnifies the Lessor against claims of third parties, which also includes the other lessees in the building of which the Leased Space forms part and the government, in respect of damage that is the direct or indirect result of the Lessee’s use of hazardous substances.

Insurance

8.9.

The Lessee has a liability insurance that at least covers the damage for which the Lessee is liable pursuant to the statutory provisions in respect of liability, including but not limited to environmental liabilities and the strict liability in the context of the use or possession of hazardous substances, or the Lessee undertakes to perform the necessary activities to acquire such a liability insurance.

Operating instructions

8.10.

The Lessee is familiar with the current designated use, the ground lease conditions applicable to the Leased Space, the instructions pursuant to the easements and qualitative obligations and the instructions of the fire service. The Lessee will observe all public-law and private-law instructions, including those under the ground lease conditions applicable to the Leased Space, easements, qualitative obligations, the zoning plan which was at any time applicable, permits, and safety regulations of the government, fire service and other authorised agencies. Failure to comply with these instructions will not be at the Lessor’s expense in any way.

Permits

8.11.

The Lessee must arrange for the acquisition of the required permits, with the exception of the planning permission and other (municipal) permits to be granted to the Lessor for the design in accordance with the appended drawings.

The Lessee must act in accordance with the provisions of these permits. It must moreover follow any instructions of the Lessor.

The Lessee must keep proper records regarding the required permits. The Lessor is entitled to inspect these records.

Permits for working with GMOs (genetically modified organisms) must be applied for by the Lessee, if necessary in consultation with the University Working Conditions Service and Environmental Department.

The Lessee is liable for violations in actions taken without the required permit(s) and/or actions taken without due observance of these permits.

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Chemical Substances Act

8.12.

The Lessee warrants that, insofar as the Chemical Substances Act and/or any relevant decisions/regulations are applicable to the Lessee’s activities that take place in the Leased Space, it complies with all requirements of this act and these decisions/regulations and that it has observed and will observe all instructions and obligations pursuant to this law and the decisions/regulations.

Insofar as it is obliged to do so pursuant to Section 3 of the Chemical Substances Act, the Lessee has given the required notice to the Minister of Housing, Spatial Planning and the Environment and Environmental Management and, insofar as required, the Lessee has a permit pursuant to the Chemical Substances Act.

Experiments on Animals Act

8.13.

The Lessee warrants that, insofar as the Experiments on Animals Act and/or any relevant decisions/regulations are applicable to the Lessee’s activities that take place in the Leased Space, it complies with all requirements of this act and these decisions/regulations and that it has observed and will observe all instructions and obligations pursuant to this law and the decisions/regulations.

If the Lessee performs experiments on animals within the meaning of the Experiments on Animals Act, it has required a permit to do so from the Minister of Health, Welfare and Sport.

Environmental Permitting (General Provisions) Act

8.14.

Within the context of the Environmental Permitting (General Provisions) Act, the Alexander Numangebouw at Yalelaan 40-60 and the LSI at Yalelaan 62 was granted the environmental permit with reference HZ_WABO-14-20927 on 15 September 2015. The Lessee warrants that, insofar as the Environmental Permitting (General Provisions) Act and/or any relevant decisions/regulations are applicable to the Lessee’s activities that take place in the Leased Space, it complies with all requirements of this act and these decisions/regulations and that it has observed and will observe all instructions and obligations pursuant to this law and the decisions/regulations.

Nuclear Energy Act

8.15.

The Lessee warrants that, insofar as the Nuclear Energy Act and/or any relevant decisions/regulations are applicable to the Lessee’s activities that take place in the Leased Space, it complies with all requirements of this act and these decisions/regulations and that it has observed and will observe all instructions and obligations pursuant to this law and the decisions/regulations.

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If the Lessee prepares, transports, possesses or applies radioactive substances, imports or exports radioactive substances into or from Dutch territory, or arranges for a third party to do so, or disposes of radioactive substances, the Lessee has acquired a permit to do so and the Lessee is obliged to keep records in that respect.

Access to the Leased Object

8.16.

The Lessor and all persons designated by it are without the Lessor’s prior permission at all times authorised to access the Leased Space with equipment and to inspect it both internally and externally. The Lessor is at all times authorised to check whether the Lessee complies with the statutory obligations and the Lessee will in that context provide the Lessor with all required information on demand. If possible, the Lessor will first consult with the Lessee in case access to the Leased Space is provided. The Lessor will also ensure that the Leased Space, where applicable, will only be accessed by legally authorised persons.

Subletting

8.17.

The Lessee may not relinquish the Leased Space as a whole or in part to third parties by letting, subletting it or allowing others to use it without the prior permission of the Lessor, nor will it transfer the rights conferred by this lease to a partnership of individuals or a legal entity.

Breach of the provisions of the lease

8.18.

If the Lessee or the Lessor acts in conflict with any provision of this lease and does not remedy this within a period of 30 (thirty) days, or so much faster as reasonably possible, the other party has the right to terminate the lease with immediate effect, without prejudice to the parties’ rights to claim performance, dissolution or compensation for damages.

In addition to Article 6.7 of the General Conditions, the Lessor is entitled to terminate the lease with immediate effect without prior notice of default, if the required permits and/or exemptions the Lessee requires for the performance of its activities in the Leased Space are missing, expired, refused or withdrawn.

Choice of law

8.19.	This lease will be governed by the laws of the Netherlands.

Drawn up and signed in duplicate.

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Utrecht, dated 22-03-2018	Utrecht, dated 29-03-2018

(lessor)	(lessee)
Stichting Incubator Utrecht,	Merus NV

/s/ O. Schoots	/s/ T. Logtenberg
O. Schoots	T. Logtenberg

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